[GRUPO PAO DE ACUCAR LOGO] [GRAPHIC OMITTED]



                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                              Publicly-held Company
                         CNPJ/MF No. 47.508.411/0001-56


      Minutes of the Special Shareholders' Meeting held on March 1st, 2004

1 - DATE AND VENUE: On the first day of March, 2004, at 5:00 p.m., at the administrative office at Avenida Brigadeiro Faria Lima, 3142 - Sao Paulo - SP.

2 - NOTICE: Meeting notice published in the Official Gazette of the State of Sao Paulo on 14, 17 and 18, 2004, pages 16, 28 and 58, respectively and in the newspaper Folha de Sao Paulo on 14, 16 and 17, 2004, pages B10, B3 and B7, respectively.

3 - QUORUM: Shareholders representing 74.566% of the voting capital, as shown in the signatures of the shareholders' attendance book.

4 - COMPOSITION OF THE BOARD: Chairman: Valentim dos Santos Diniz, Secretary:
Marise Rieger Salzano.

5 - AGENDA: To resolve on the Company's administration proposal regarding the issuance of up to 90.000 (ninety thousand) debentures, for public offering, convertible into preferred shares and without any guarantees (the "Debentures"), in a total amount of up to R$ 900.000.000,00 (nine hundred thousand Brazilian reais) on the issuance date (the "Issuance").

6 - SUMARY OF THE DELIBERATIONS: The General Meeting representing more than two thirds of the Capital Stock and the majority of the voting capital and the unanimity of those present, approved the Issuance with the following characteristics and conditions:

6.1. Issuance Total Amount: R$ 900.000.000,00 (nine hundred thousand Brazilian reais);

6.2. Number of Series: one;

6.3. Number of Securities: 90.000 (ninety thousand) Debentures;

6.4. Issuance Date: for all legal purposes, the Debentures' issuance date shall be March 1st, 2004 (the "Issuance Date");

6.5. Par Value: R$ 10.000,00 (ten thousand Brazilian reais) on the Issuance Date (the "Par Value");

6.6. Term and Maturity Date: The Debentures shall have a 48 (forty-eight) month term, counted from the Issuance Date, maturing, therefore, on March 1st, 2008 ("Maturity Date"). On the Maturity Date, the dispositions of item 6.9(c) below shall be necessarily applied;

6.7. Type: The Debentures shall not have any guarantees;

6.8. Form and Convertibility: The Debentures shall be registered in the book entry form, convertible into Company's preferred shares ("Preferred Shares"), according to the conditions described in item 6.9. below;

6.9. Conditions for the Conversion of the Debentures into Preferred Shares: (a) The Debentures shall be mandatorily converted into Preferred Shares at their Pair Value updated according to the fluctuation of the North-American Dollar (as defined in item 6.10. below). (a1) Each date on which occurs conversion of Debentures into Preferred Shares pursuant to item 6.9.(b) below, (a2) the Maturity Date, for the purposes of item 6.9.(c) below, (a3) the Acceleration Date (as defined in item 6.14), for the purposes of item 6.9.(c) below, shall be referred to as a "Conversion Date". (b) The conversion of Debentures shall be requested by the holder of the Debentures (the "Debentureholder" or the "Debentureholders", when referred to as plural) during the period between March 1st, 2007, when the term of 36 (thirty-six) months counted from the Issuance Date shall be elapsed, and the last business day of the quarter immediately prior to the Maturity Date ("Conversion Period"). The Debentureholder shall declare its intention of converting Debentures on the last business day of each quarter during the Conversion Period through appropriate application to made available by the Debentures' financial agent. (b1) Each date on which occurs a conversion request of Debentures into Preferred Shares during the Conversion Period shall be referred to as "Conversion Request Date". (c) On the Maturity Date or on the Acceleration Date, the Debentures not yet converted into Preferred Shares by the respective Debentureholders, shall be automatically and mandatorily converted into Preferred Shares by the Company, according to the number of Preferred Shares calculated pursuant to item 6.9.(f) below. The date corresponding to the last business day of the quarter immediately prior to the Maturity Date or to the Acceleration Date shall be considered the Conversion Request Date for the Debentures not yet converted into Preferred Shares on the Maturity Date or on the Acceleration Date. (d) Once the conversion of the Debentures is requested, and upon the delivery of the respective Preferred Shares and, as the case may be, upon the payments referred to in items 6.9.(f4.2) and 6.9.(f5.2) below, the Debentureholders shall not have any right of payment before the Company. (e) The number of Preferred Shares resulting from the conversion of each Debenture shall be defined on the Conversion Request Dates. As a reference for the conversion procedure of Debentures into Preferred Shares, it shall be determined: (e1) the amount in Brazilian reais per allotment of 1,000 (one thousand) Preferred Shares, calculated according to the average quotation of the Preferred Shares in the Sao Paulo's Stock Exchange - BOVESPA ("BOVESPA") during the last 5 (five) trading sessions prior to the Issuance Date ("Issuance Price"); and (e2) the amount in Brazilian reais per allotment of 1,000 (one thousand) Preferred Shares, resulting from the adjustment of 20% (twenty percent) over the Issuance Price ("Reference Price"). (f) On each Conversion Date, the number of Preferred Shares into which each Debenture shall be converted, shall be calculated as follows: (f1) in case the market price of the Preferred Shares on the Conversion Request Date, calculated based on the quotation of the Preferred Shares in BOVESPA during the last 5 (five) trading sessions prior to each Issuance Date ("Market Price") is higher than the Issuance Price and lower than the Reference Price, the Company shall delivery a number of Preferred Shares calculated by using the formula: VND/PE, where VND = Par Value of the Debentures and PE = Issuance Price; (f2) in case the Market Price is higher than the Reference Price, the Company shall delivery a number of Preferred Shares calculated by using the formula: {Q - [(PM - PR)/2] x (Q/PM)}, where: Q = number of Preferred Shares resulting from the conversion of each Debenture calculated pursuant to item (f1) above, PM = Market Price and PR = Reference Price; (f3) in case the Market Price corresponds to an amount between certain percentage of the Issuance Price to be defined by the Company's Board of Directors prior to the offering of the Debentures ("Percentage of the Issuance Price I") and 100% of the Issuance Price, the Company shall delivery a number of Preferred Shares calculated by using the formula: VND/PM, where VND = Par Value of the Debentures and PM = Market Price; (f4) in case the Market Price corresponds to an amount lower than the Percentage of the Issuance Price I and a second percentage of the Issuance Price to be defined by the Company's Board of Directors prior to the offering of the Debentures ("Percentage of the Issuance Price II"), the Debentures shall be converted based on the number of Preferred Shares calculated according to one of the formulas indicated in items

(f4.1) and (f4.2) below, to be chosen at the Company's sole discretion, without previous consultation to the Debentureholders: (f4.1) VND/PM, where VND = Par Value of the Debentures, PM = Market Price or (f4.2) VND/(PE*PEI), where VND = Par Value of the Debentures, PE = Issuance Price and PEI = Percentage of the Issuance Price I, considering that, in case the Company chooses to calculate the number of Preferred Shares through the formula described in this item (f4.2.), it shall be due to the Debentureholders on the Conversion Date: the delivery of the number of Preferred Shares calculated based on the formula described in this item (f4.2) plus the amount in Brazilian reais corresponding to the Market Price of (A) the number of Preferred Shares calculated according to the formula described in item (f4.1.) above, less (B) the number of Preferred Shares calculated according to the formula described in item (f4.2.) above; and (f5) in case the Market Price corresponds to an amount lower than the Percentage of the Issuance Price II, the Debentures shall be converted based on the number of Preferred Shares calculated according to one of the formulas described in items (f5.1) and (f5.2) below, to be chosen at the Company's sole discretion, without previous consultation to the Debentureholders: (f5.1) VND/PM, where VND = Par Value of the Debentures; PM = Market Price; or (f5.2) {[VND/PM] - [(VND/(PE*PEII)) - (VND/(PE*PEI))]}, where VND = Par Value of the Debentures, PM = Market Price, PE = Issuance Price, PEI = Percentage of the Issuance Price I, e PEII = Percentage of the Issuance Price II, considering that, in case the Company chooses to calculate the number of Preferred Shares by using the formula described in this item (f5.2), it shall be due to the Debentureholders, on the Conversion Date: the delivery of the number of Preferred Shares calculated according to the formula described in this item (f5.2) plus the amount in Brazilian reais corresponding to the Market Price of (A) the number of Preferred Shares calculated according to the formula (VND/(PE*PEII)) less (B) the number of Preferred Shares calculated by using the formula (VND/(PE*PEI)). (g) The Preferred Shares resulting from the conversion of the Debentures shall have the same features and conditions and shall enjoy the same rights and advantages attributed in the bylaws to this type of shares, being also entitled to receive bonus, as well as any rights approved in corporate acts of the Company, counted from and including each Conversion Request Date. The Preferred Shares resulting from the conversion of Debentures shall have the right to receive full dividends declared by the Company related to the fiscal year of the Conversion Request Date. (h) Fractions of Preferred Shares resulting from the conversion shall be due in kind, and the respective payment shall occur on the Conversion Date.

6.10. Remuneration: The Debentures shall be remunerated based on the fluctuation of the North-American Dollar exchange rate against Brazilian reais, verified since the Issuance Date until the Conversion Date or until the Maturity Date, whatever occurs first, based on PTAX 800 rate released by Brazilian Central Bank ("Dollar Fluctuation"). To the Dollar Fluctuation shall be added interest to be defined by the Company's Board of Directors prior to the offering of the Debentures, considering the interest generally accepted in the market (the "Interest"). The Interest shall be semi-annnualy paid pro rata temporis, (a) since the Issuance Date until the first interest payment date for the first Interest payment; and (b) since the last Interest payment date until the subsequent Interest payment date for other Interest payments, until the Maturity Date or Conversion Date, whatever occurs first. The Interest payment dates shall be defined by the Company's Board of Directors prior to the offering of the Debentures.

6.11. Amortization: The Debentures shall not be amortized;

6.12. Renegotiation: The Debentures shall not be subject to scheduled renegotiation;

6.13. Subscription and Payment Conditions: The subscription price of the Debentures corresponds to the Par Value, updated according to the Dollar Fluctuation calculated pro rata temporis, during the period between the Issuance Date and the payment date ("Subscription Price"). The Debentures shall be paid in immediately upon the subscription, by means of any of the following procedures: (a) delivery of national currency in amount corresponding to the Subscription Price; (b) delivery of debentures of the 4th issuance of the Company regulated by the terms and conditions of the Instrumento Particular de Escritura da 4(a) Emissao de Debentures da Companhia Brasileira de Distribuicao, dated as of October 17th, 2000 (the "4th Issuance Debentures"), in a number corresponding to the Subscription Price; and (c) delivery of debentures of the 1st issuance of Sendas S.A., regulated by the terms and conditions of the Instrumento Particular de Escritura da 1(a) Emissao de Debentures da Sendas S.A., dated as of July 15th, 2002 (the "Sendas Debentures") in a number corresponding to the Subscription Price.

6.14. Acceleration Events: The Company's Board of Directors shall define the acceleration events of the Debentures prior to the offering of the Debentures. The date on which the acceleration of the Debentures shall be eventually declared shall be referred to as the "Acceleration Date".

6.15. Placement Procedure: The Debentures shall be publicly placed, in a best efforts basis, with intermediation of financial institutions members of the distribution system of securities. The Debentures shall be placed through the Securities Distribution System (Sistema de Distribuicao de Titulos - SDT), administrated by the National Association of Financial Market Institutions (Associacao Nacional das Instituicoes de Mercado Financeiro - "ANDIMA") and operated by the Central of Custody and Financial Settlement of Securities (Central de Custodia e de Liquidacao Financeira de Titulos - "CETIP"). The offering of the Debentures shall be addressed to qualified investors, holders of 4th Issuance Debentures and/or holders of Sendas Debentures, observing the dispositions of item 6.16 below. It shall be first accepted subscription requests of Debentures which payment shall be performed (i) by means of the delivery of 4th Issuance Debentures or Sendas Debentures; and (ii) in national currency, by the holders of 4th Issuance Debentures or Sendas Debentures, provided that those holders are not Company's shareholders. Only after those subscription requests are accepted, other requests shall be processed. Non-subscribed Debentures shall be cancelled by the Company.

6.16. Exclusion of Right of First Refusal and Reservation for Subscription of
Debentures: According to the provisions of article 7 of the Company's Bylaws, the Company's shareholders will not be entitled to any right of first refusal for the subscription of the Debentures, pursuant to the dispositions of article 172 of the Law No. 6.404/76. However, it shall be granted a 2 (two) business day term, counting from the publication date of the Debentures' public offering start-up announcement, for the shareholders of the Company to present reservation requests for subscription of the Debentures not subscribed and paid
(i) by means of the delivery of 4th Issuance Debentures or Sendas Debentures; and (ii) in national currency, by the holders of 4th Issuance Debentures or holders of Sendas Debentures, provided that such holders are not Company's shareholders, pursuant to item 6.15. above. The Company's shareholders may request reservation for subscription of Debentures proportionally to the number of shares held by them in face of all shares issued by the Company on the present date.

6.17. Delegation of Powers to the Company's Board of Directors: The Powers to resolve on the conditions set forth in item VI to VIII of article 59 of the Law No. 6.404/76, including, but not limited to the definition of the Interest, Interest payment dates, Percentage of the Issuance Price I and Percentage of Issuance Price II, are now delegated to the Company's Board of Directors;

6.18. Authorization to the Company's Executive Committee: The Company's Executive Committee is now authorized to contract one or more financial institutions authorized to operate in the capital market in order to perform the public offering of the Debentures, as well as to appoint and contract the trustee for the Issuance, executing the respective indenture and observing all measures required by governmental bodies, corporations, public and private entities in general, in order to perform the Issuance.

7 - DOCUMENTS FILED IN THE ADMINISTRATIVE HEADQUARTERS: a) Meeting Notice; b) Administration proposal;

8 - CLARIFICATION: The Company remarks to its shareholders and investors that the final details regarding the Interest, the Percentage of the Issuance Price I and the Percentage of the Issuance Price II are being negotiated by the Company's Executive Committee, considering the market conditions, the financing alternatives available nowadays and the price of the Company's preferred shares. As soon as the process of negotiation and definition of such values are concluded, they shall be subject to the Company's Board of Directors' approval and shall be informed to the shareholders and investors.

9 - CLOSURE: Having nothing more to decide, the meeting was closed and this minute was registered, in summary form, read, verified and signed by the shareholders that were present.

                           Sao Paulo, March 1st, 2004


Signatures: Valentim dos Santos Diniz - Chairman, Marise Rieger Salzano - Secretary SHAREHOLDERS: Valentim dos Santos Diniz; Pao de Acucar S/A Industria e Comercio, Peninsula Participacoes Ltda. And Abilio dos Santos Diniz, being the last three represented by their procurator Marise Rieger Salzano.


                     This is a faithful copy of the original


                            Valentim dos Santos Diniz
                                    Chairman